THE SCOTT LAW FIRM, P.A.
                      940 Northeast 79th Street, Suite A
                             Miami, Florida  33138

                                (305) 754-3603
                           facsimile (305) 754-2668
                             wscott@wscottlaw.com

 						July 3, 2007

Ms. Linda Van Doorn
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	TriView Global Fund, LLC (the "Fund")
 	Form 10-K for the year ended 12/31/2006 Filed 4/3/2007
 	File No. 333-119655

Dear Ms. Van Doorn,

 	We have reproduced below the comments provided in your letter to the Issuer of June 25, 2007, and have supplied responses immediately following each of the comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

Item 9A. Controls and Procedures, page 7

1.	We have read your response to comment one. Tell us how the changes to your disclosure controls and procedures impacted your evaluation of the effectiveness of their design and operation.

Response:	The Fund has finalized its revision to Section 9A in the 10-K amendment filed concurrently with this letter, as follows:

In the Fund's previously-filed Annual Report on Form 10-K for the year ended December 31, 2006 (the "Annual Report"), the Managing Member of the Fund, under the actions of its sole principal, Michael Pacult, evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) or 15d-15(e)) with respect to the Fund as of December 31, 2006 and found them adequate. In May, 2007, management was informed by the SEC that its financials did not conform to SEC requirements because (1) the financials contained only two, and not three, years of financial information and inception to date for the statements of operations, changes in net assets, and cash flows, and (2) the audit opinion did not cover all

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financial periods stated.  Because of these omissions, management has re-
evaluated its prior conclusion regarding the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2006 with respect to the Fund. Based upon Mr. Pacult's re-evaluation, conducted under Exchange Act Rule 13a-15 or 15d-15(e), he concluded that the omissions were caused by a personnel problem, were the result of obvious human error and lack of attention to detail, and that the Fund's disclosure controls and procedures were accordingly not effective as of December 31, 2006. To remediate the situation, Mr. Pacult has severely reprimanded those persons who prepared and reviewed the financial statements included in the Annual Report. Mr. Pacult accepts total responsibility for the financial statements of the Fund and filings made with the SEC, including the Annual Report and this Amendment.

There have been no changes in the Managing Member's internal control over financial reporting applicable to the Fund identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fourth quarter of fiscal year 2006 and through the date of this Amendment that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting applicable to the Fund.

2.	We have read your responses to comments two, three and four and will monitor your amendment for compliance.

Response:	We are filing the 10-K amendment concurrently with this letter.

Note 2 - Significant Accounting Policies

Offering Expenses and Organizational Costs. page F-7

3.	We have read your response to comment four. We have read your response to comment five. The capitalization of these expenses is inconsistent with both SOP 98-5 and SAB Topic 5A. Revise your financial statements accordingly to expense organizational costs as incurred and to expense offering costs in the period following effectiveness.

Response:	The Fund cleared the Commission's review of its registration statement and prospectus with the provision that offering expenses would be deferred until the thirteenth month following the commencement of business and would be paid without interest. This was clearly stated in both text and tabular format in the main body of the prospectus, as well as the financial statements contained therein.

The Commission never challenged the Fund's treatment of organizational and offering expenses during the pre-effective review period. Accordingly, the Fund believed that the Commission's application of financial regulations to the Fund's financial statements was complete and that, upon effectiveness, that application would not change, specifically with respect to the reimbursement of offering expenses beginning in the thirteenth month.

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SAB Topic 5A states, "Specific incremental costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the offering." This does not prohibit the Fund from deferring offering expenses to a time after effectiveness, especially when the deferral is in the interest of the investor.

To now require the Fund to expense offering costs in the period following effectiveness will materially change the terms upon which the members were sold units in the Fund. It will also immediately reduce the amount of capital available for investment to reduce the possible recapture of the expenses through trading income, a possibility the Unit purchasers were not given the opportunity to factor into their investment decision. It would be inconsistent with the announced purpose of Commission oversight to force the Fund to change its payment of expenses to the detriment of the investors. The Fund respectfully requests that the Commission allow it to perform consistent with the terms of the offering made to its Unit holders.

We offer the following excerpts from filings of other commodity pools that we believe support our request for relief by the Fund from the adverse effect of the comment that offering expenses be expensed in the period following effectiveness. Emphasis is ours.

ROGERS INTERNATIONAL RAW MATERIALS FUND LP
2001 10-K
http://sec.gov/Archives/edgar/data/1118384/000095013702001527/c68285e10-k.txt

Organizational Costs for the Fund equaled $364,698. These costs are being amortized over the three-month period beginning November 2001. These costs include legal fees, accounting fees and printing costs.

SALOMON SMITH BARNEY DIVERSIFIED 2000 FUTURES FUND L.P.
2000 10-K
http://sec.gov/Archives/edgar/data/1095007/000109500701000008/0001095007-01-
000008-0001.txt

 Offering and organization expenses of approximately $750,000 relating to the issuance and marketing of the Partnership's Units offered were initially paid by SSB. These costs are being reimbursed to SSB by the Partnership in 24 equal monthly installments (together with interest at the prime rate quoted by J.P. Morgan Chase & Co.).

 For the period ended December 31, 2000, $193,011 of these costs have been reimbursed to SSB, by the Partnership. In addition, the Partnership has recorded interest expense of $37,267, for the period ended December 31, 2000 which is included in other expenses.

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 The remaining liability for these costs due to SSB of $556,989 (exclusive of interest charges) will not reduce redemption/subscription value per Unit for any purpose (other than financial reporting), including calculation of advisory and brokerage fees.

UBS MANAGED FUTURES LLC (ASPECT SERIES)
March, 2007 10-Q
http://sec.gov/Archives/edgar/data/1373179/000090514807003764/efc7-
1416_form10q.txt

The Sponsor paid all expenses incurred in connection with the organizational and initial offering of the Units at the Series level. As described in the Disclosure Document, the Series is reimbursing the Sponsor for these costs and the unreimbursed costs as of March 31, 2007 are recorded in accrued organizational and the initial offering costs on the Condensed Statements of Financial Condition. For financial reporting purposes in conformity with U.S. generally accepted accounting principles, the Series expensed the total organizational costs of $208,820 when incurred and deducted the initial offering costs of $119,732 from members' capital as of March 16, 2007 (the date of commencement of operations of the Series). For all other purposes, including determining the net asset value per Unit for subscription and redemption purposes, the Series amortizes organizational and initial offering costs over a 60 month period (the "net asset value for all other purposes" or the "net asset value per Unit for all other purposes").

THE PRICE FUND I, L.P.
2003 10-K
http://sec.gov/Archives/edgar/data/1162725/000119312504053759/d10k.htm

In addition, the Partnership will pay Price Futures Group 0.5 percent of the purchase price of each limited partnership unit sold for syndication costs incurred by Price Futures Group, subject to increase to 1 percent at the discretion of the General Partner. These syndication costs, which are related to the issuance of limited partnership units, will be charged to partners' capital upon the issuance of such units. As of December 31, 2003, Price Futures Group had incurred syndication costs, comprised of legal and accounting fees and marketing expenses, of approximately $445,669 (2002 - $306,000).

CAMPBELL STRATEGIC ALLOCATION FUND, L.P.
2004 10-K
http://sec.gov/Archives/edgar/data/910467/000095013305001327/w07151e10vk.htm

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Campbell & Company, Inc. (Campbell & Company) has incurred all costs in connection with the initial and continuous offering of units of the Fund (offering costs). The Fund's liability for offering costs is limited to the maximum of total offering costs incurred by Campbell & Company or 2.5% of the aggregate subscriptions accepted during the initial and continuous offerings; this maximum is further limited by 30 month pay-out schedules. The Fund is only liable for payment of offering costs on a monthly basis as calculated based on the limitations stated above. At December 31, 2004, the Fund reflects a liability in the statement of financial condition for offering costs payable to Campbell & Company of $2,230,619. The amount of monthly reimbursement due to Campbell & Company is charged directly to partners' capital.

POWERSHARES DB COMMODITY INDEX TRACKING FUND
2006 10-K
http://sec.gov/Archives/edgar/data/1328239/000119312507066062/d10k.htm

In addition to the upfront selling commissions, expenses incurred in connection with organizing the Fund, the initial offering of the Limited Shares and the continuous offering of Limited Shares after the commencement of the Master Fund's trading operations were paid by the Managing Owner. These were subject to reimbursement by the Master Fund, without interest, in 36 monthly payments during each of the first 36 months after the commencement of the Master Fund's trading operations or following the month in which such expense was paid after operations had commenced.

We are grateful for the opportunity to present this response and are available to amplify or clarify any information submitted.

 						Very truly yours,


						/s/ William S. Scott
						William Sumner Scott
						For the Firm

WSS/lf

cc:	TriView Capital Management, Inc.
 	Managing Member - CPO

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